Adeza Biomedical Corporation
1240 Elko Drive
Sunnyvale, California 94089

December 6, 2004

BY FACSIMILE AND
EDGAR CORRESPONDENCE

The Secretary
Securities and Exchange Commission
450 Fifth Street, N.W. — Mailstop 3-9
Washington, D.C. 20549
Attn: Mr. Gregory S. Belliston

Adeza Biomedical Corporation
Registration Statement on Form S-1
Registration Number 333-118012

Dear Mr. Belliston:

     Adeza Biomedical Corporation (the “Company”) hereby requests that the Commission take appropriate action to make the above-captioned Registration Statement effective at 2:30 PM Washington, D.C. local time on December 9, 2004, or as soon thereafter as possible.

     The Company also requests that the Registration Statement on Form 8-A filed with the Commission on December 6, 2004 be declared effective concurrently with the above-captioned Registration Statement.

     Pursuant to the comments of the Commission set forth in the letter dated September 2, 2004 in connection with the above-captioned Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions or comments regarding the foregoing, please contact me at (408) 745-0975 x126.

Sincerely,

Adeza Biomedical Corporation

/s/ Mark Fischer-Colbrie

Mark Fischer-Colbrie Chief Financial Officer

cc:	Mr. Emory V. Anderson (Adeza Biomedical Corporation) Ms. Sarah O’Dowd (Heller Ehrman White & McAuliffe LLP) Mr. Frederick W. Kanner (Dewey Ballantine LLP)